DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

21344

02014056

NO ACT
P.E 12-14-01
1-02217

January 30, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/30/2002

Parth S. Munshi
Finance Counsel
The Coca Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

Dear Mr. Munshi:

This is in response to your letters dated December 14, 2001 and January 7, 2002 concerning the shareholder proposal submitted to Coca-Cola by Georgine Assante. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 15 2002
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Georgine Assante
148 West 68th Street
c/o 5B
New York, NY 10023-5806

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

Rule 14a-8(b)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(8)

December 14, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Ms. Georgine Assante

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Ms. Georgine Assante (the "Proposal") from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, the Company proposes to exclude the Proposal from the Company's 2002 proxy materials for the following reasons: (a) the Proposal is vague and indefinite and is therefore excludable under Rule 14a-8(i)(3); (b) the Company does not have the power to implement the Proposal and therefore it is excludable under Rule 14a-8(i)(6); and (c) the Proposal relates to the election of directors and is therefore excludable under Rule 14a-8(i)(8).

BACKGROUND

The Company received a proposal from Ms. Assante on March 27, 2000 for inclusion in the Company's proxy materials for its 2001 annual meeting of share owners. The Company, with the concurrence of the Staff, excluded the proposal from its proxy materials for such meeting due to Ms. Assante's failure to comply with the requirements of Rule 14a-8(f). See The Coca-Cola Co. (Jan. 8, 2001).

On May 29, 2001, the Company received another submission from Ms. Assante. Ms. Assante's May 29, 2001 letter made reference to her previous submission in March, 2001 and the Company's response on April 7, 2000. A copy of Ms. Assante's May 29, 2001 letter is attached as Exhibit A. Ms. Assante's letter appeared to contain two separate proposals and did not clearly specify whether either proposal was intended for consideration by share owners at an upcoming annual meeting.

Consequently, on June 11, 2001, the Company wrote to Ms. Assante requesting that she clarify (within 14 days of her receipt of the Company's letter) whether (a) she intended to submit the proposal described under number 2 of her May 29, 2001 letter at the Annual Meeting and (2) the proposal described under number 1 of the May 29, 2001 letter was for consideration of the Company's management or for share owner action at an annual meeting. The Company further informed Ms. Assante that, under Rule 14a-8(c), she could submit only one proposal to the Company for consideration at the Annual Meeting. A copy of the Company's June 11, 2001 letter to Ms. Assante is attached hereto as Exhibit B.

On June 29, 2001, Ms. Assante responded via telephone that she intended to submit the proposal described under number 2 of her May 29, 2001 letter at the Annual Meeting and that the proposal described under number 1 of the May 29, 2001 letter was for management attention only.

THE PROPOSAL

The Proposal reads: "An ordinary person, so defined as a man or woman who earns less than sixty thousand dollars a year and has investments that total less than ten thousand dollars; and has the prospect of paying bills for education, health and community upkeep, as well as concern about sugar diabetes; high blood pressure; toxic and pesticide caused illness; the run off of our natural resources out of the ownership of native U.S. citizens and knows that the world's resources are finite, favors a green planet; and would want countries of starvation not to grow and export useless items such as coffee, tea, drugs...etc... This person(s) should be on Board of Directors The Coca-Cola Company."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials. These include proposals that (a) would violate the Commission's proxy rules, including Rule 14a-9 (Rule 14a-8(i)(3)), (b) the registrant does not have the authority or power to implement (Rule 14a-8(i)(6)) and (c) relate to the election of directors (Rule 14a-8(i)(8)).

I. The Proposal is Vague and Indefinite and is Therefore Excludable under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows exclusion of a proposal where, as is the case here, the proposal is unduly vague and indefinite.

A proposal that is sufficiently vague and indefinite may be excluded from a company's proxy materials under Rule 14a-8(i)(3), which allows exclusion of proposals that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to be considered misleading under Rule 14a-8(i)(3) where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992) (proposal relating to election of committee of small shareholders could be omitted under predecessor to Rule 14a-8(i)(3)1/ as vague and indefinite). See also, e.g., Bristol-Myers Squibb Co. (Feb. 1, 1999) (proposal that Bristol-Myers Squibb Company adopt policy to pursue preservation of life of unborn children was sufficiently vague to justify exclusion under Rule 14a-8(i)(3)); International Business Machines Corp. (Jan. 7, 1992) (proposal to prohibit company from providing products or services to any government or entity doing business with or in any country which has voted against the position of the United States more than 80 percent of the time during a five-year period was excludable under Rule 14a-8(i)(3)'s predecessor for being vague and indefinite). A proposal is also sufficiently vague and indefinite if it does not provide for a means of implementation. The Adams Express Co. (Dec. 28, 2000).

1/ Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the predecessor to Rule 14a-8(i)(3) appeared as paragraph (c)(3). Rule 14a-8 was amended in 1998, at which time the provision relating to the Commission's proxy rules (which was unchanged by the amendment) was re-denominated as Rule 14a-8(i)(3). See Release No. 34-40018 (May 21, 1998).

Ms. Assante's request that "an ordinary person, so defined as a man or woman who earns less than sixty thousand dollars a year and has investments that total less than ten thousand dollars; and has the prospect of paying bills for education, health and community upkeep, as well as concern about sugar diabetes; high blood pressure; toxic and pesticide caused illness; the run off of our natural resources out of the ownership of native U.S. citizens and knows that the world's resources are finite, favors a green planet; and would want countries of starvation not to grow and export useless items such as coffee, tea, drugs...etc... This person(s) should be on Board of Directors The Coca-Cola Company," is so vague and indefinite that it would be impossible for the share owners or the Company to comprehend precisely what the Proposal entails. While Ms. Assante attempts to provide some guidance for determining who qualifies as an "ordinary" person, it is unclear whether the Proposal requires that such "ordinary" person have all of the enumerated qualities, a majority of such qualities or simply a few of the qualities. Additionally, it is unclear whether the Proposal mandates that an "ordinary" person be on the Board of Directors or whether it is merely a recommendation. It is also unclear whether the Proposal is applicable to directors standing for election at the Annual Meeting. Finally, the Proposal does not provide any guidance as to its implementation, such as an amendment to the certificate of incorporation or by-laws of the Company. Consequently, the Company believes that it may omit the Proposal under Rule 14a-8(i)(3).

II. The Company Does Not have the Power or Authority to Implement the Proposal and it is Therefore Excludable under Rule 14a-8(i)(6)

Rule 14a-8(i)(6) allows exclusion of a proposal where the Company does not have the authority or power to implement the proposal.

The Proposal requires that a person meeting certain enumerated criteria be on the board of directors of the Company. The Proposal provides that an "ordinary" person should be on the board of directors. It is not within the powers of the Company to guarantee that such a person will be elected to the board. The Staff has previously stated on numerous occasions that it does not appear that a company has the power to ensure the election of directors who meet specified criteria. See e.g., Marriott International, Inc., (February 26, 2001); The Boeing Co. (Feb. 22, 1999); US West, Inc. (Dec. 22, 1993); GTE Corp. (Jan. 10, 1984)2. Moreover, the criteria specified in the Proposal, especially those relating to the "ordinary" person's concerns, wants, and knowledge, are incapable of objective verification, which would make it practically impossible for the Company to ensure the election of a director meeting the criteria. Consequently, the Company believes that it may omit the Proposal under Rule 14-8(i)(6).

2/ Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the predecessor to Rule 14a-8(i)(6) appeared as paragraph (c)(6). Rule 14a-8 was amended in 1998, at which time the provision relating to a Company's ability to implement a proposal (which was unchanged by the amendment) was re-denominated as Rule 14a-8(i)(6). See Release No. 34-40018 (May 21, 1998).

III. The Proposal Relates to an Election and it is Therefore Excludable under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows exclusion of a proposal if it relates to an election.

The Proposal provides that a person satisfying certain enumerated criteria be on the board of directors of the Company. The Staff has consistently taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See Delhaize America, Inc. (Mar. 9, 2000) (a proposal to increase the size of the board was properly excluded); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (stockholder proposal nominating a specific individual for election to the board excluded). Braniff International Corp. (Feb. 5, 1982) (proposal requiring employees from certain specified groups be included in management's slate of nominees excludable under 14a-8(c)(8), predecessor to 14a 8(i)(8).3

In Allied Corp. (Jan. 5, 1984), the Staff permitted the exclusion of a proposal requiring that a member of a specific employee group be on the board. The Staff wrote "the proposal's requirement that a member of a certain specified employee group become a director is excludable as relating to an election to office."

The Proposal can be distinguished from the proposal in American Telephone & Telegraph Co. (Jan. 25, 1993), where the proponent recommended a policy with respect to board nominations. That proposal provided for a declaration by shareholders that union representation on the board of directors would be beneficial. Similarly, in E.I. duPont de Nemours and Co. (Jan. 16, 1996), the Staff did not concur on the exclusion pursuant to the predecessor of Rule 14a-8(i)(8) for a proposal that asked the company to consider nominating a wage roll employee for election to the board. The Staff was of the view that the proposal related to the qualifications of directors and procedures for their election. The Proposal goes beyond such a declaration regarding board representation and provides that an "ordinary" person should be on the board. Moreover, the Proposal can be further distinguished from those that were not excludable in American Telephone & Telegraph Co. and in E.I. duPont de Nemours and Co. because those proposals set forth qualifications that a broad number of candidates might objectively be determined to meet. The Proposal, by contrast, contains such a narrow definition of "ordinary" person that only a limited number of persons would qualify under the definition. In such a case, the Proposal is akin to requiring the election of a specific individual or an individual from a specific, small group on individuals.

3/ Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the predecessor to Rule 14a-8(i)(8) appeared as paragraph (c)(8). Rule 14a-8 was amended in 1998, at which time the provision relating to election of directors (which was substantially unchanged by the amendment) was re-denominated as Rule 14a-8(i)(8). See Release No. 34-40018 (May 21, 1998).

The Proposal provides that an "ordinary" person be on the board of the Company. This would require that a director be chosen from a specific group and thus relates to an election of a specific individual. In Pacific Gas and Electric Co. (Dec. 12, 1989), the Staff was of the position that "because the proposal requires nomination of a person chosen from a designated group, it involves the nomination of a specific individual rather than procedures for nomination or qualification generally."

The Proposal also relates to an election of directors in that it challenges the directors nominated to stand for election at the Annual Meeting. The Staff has held that a proposal can be excluded under Rule 14a-8(i)(8) if the effect of the proposal would be to possibly disqualify individuals nominated to stand for election at the current meeting. See, e.g., The Adams Express Co. (Dec. 28, 2000); Competitive Technologies, Inc. (Oct. 7, 1998)

The Proposal requires that an "ordinary" person sit on the Company's board of directors. None of the Company's proposed nominees would satisfy the narrow definition of "ordinary" person set forth in the Proposal. As a result, the Company's proposed nominees could be rendered ineligible for election since the election may not result in an "ordinary" person sitting on the Company's board of directors.

As a result of the foregoing, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at 404-676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Georgine Assante

Enclosures: 6 copies of the proposal
6 copies of the Company's response
6 copies of this letter

EXHIBIT A

Att: Susan E Wolf, Finance

and M Preisinger Counsel

Regarding
My letter and your reply
April 7, 2000 from the Coca Cola
Company

1) I would want the ideas
of ecology and drives safety
programs and nutrition
in products to be implemented
By The Company (1-2-3

2). As for a proposal to the
Shareholders for the next meeting
upon which I will still be in
ownership of my shares over the
value of 2,000.00, An ordinary
person, so defined as a man
or woman who earns less than

148 W 68 St (5B)
NY, NY 10023-5806

Sixty thousand dollars a year and has investments that total less than ten thousand dollars, and has the prospect of paying bills for education, health and community upkeep, as well as concern about sugar diabetes; high blood pressure; toxic and pesticide caused illness; the run off of our natural resources out of the ~~control~~ ownership of native US citizens and knows that the world's resources are finite, favors a green planet; and would want countries of starvation not to grow and export useless items such as coffee, tea, drugs... etc...
This person(s) should be on Board of Directors The CocaCola Company.

Sincerely, Miss Georgine Assante

EXHIBIT B

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

June 11, 2001

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Miss Georgine Assante
148 West 68th Street
c/o 5B
New York, New York 10023-5806

Dear Miss Assante:

Mr. Mark Preisinger, Director of Share-Owner Affairs of The Coca-Cola Company (the "Company") provided me with a copy of your letter. That letter was received at the Company on May 29, 2001, and a copy is attached.

We would like you to clarify for us whether or not you intend to present the proposal described under Number 2 of your May 29th letter, and under Paragraph A of your letter received by the Company on March 27, 2000, at the Company's annual meeting of shareholders to be held in April 2002.

Also, we are not sure if you intend the proposal described under Number 1 of your May 29th letter to be considered by Management here at headquarters or for share-owner action at an annual meeting. Rule 14a-8(c) [Question 3] under the Securities Exchange Act of 1934 provides that you may only submit one proposal for a particular meeting. If you intend for the proposal under Number 1 to also be taken up at the 2002 Annual Meeting of Share Owners, you must tell us which proposal you intend to submit -- proposal Number 1 or Number 2.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter. If you do not do so, we may attempt to exclude your proposal from our proxy materials. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail me at jkamenz@na.ko.com; to reply by courier, please reply to my attention at The Coca-Cola Company, NAT 2122A, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to The Coca-Cola Company, NAT 2122A, P.O. Box 1734, Atlanta, Georgia 30301-1734.

Please phone me at 404-676-2187 should you have any questions.

Thank you very much for your interest in the Company.

Sincerely,

A. Jane Kamenz
Legal Assistant

AJK:ba
cc: Carol C. Hayes
Mark Preisinger

65385_3.DOC

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

January 7, 2002

Via Certified Mail/Return Receipt Requested
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Ms. Georgine Assante

Ladies and Gentlemen:

This letter is a follow-up to the letter dated December 14, 2001 (the "Initial Letter") from The Coca-Cola Company, a Delaware corporation (the "Company"), requesting no-action relief in connection with the exclusion of a share owner proposal submitted by Ms. Georgine Assante (the "Proposal") from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting").

On December 28, 2001, the Company received additional correspondence in the form of a greeting card from Ms. Assante. Copies of the front and back of the envelope and the inside of the greeting card are attached hereto as Exhibits A through D, respectively.

The Company is writing to provide you with copies of the additional correspondence, and to advise you that, despite the additional correspondence, the Company believes that the Proposal may still be omitted from its proxy materials for the Annual Meeting for the reasons set forth in the Initial Letter. Accordingly, the Company still intends to exclude the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Georgine Assante
Enclosures

78204_9.DOC

Exhibit A

My suggestions and motions P1 of 4 (3ard/4enc)
were done as c
correctly as was indicated by
the sec and the company. My
intensions were clear and meants
To Be Beneficial. We still
(over) stand by those. Miss Cassante.
Jo:



NEW YORK NY 100
PM
22 DEC
2001

MAIL OPENED BY TCCC

DEC 28 2001

AT KOR

Please Post:

Re: 2002 ....
objectives for
our earth
and our peoples
equitable distribution
of assets and Share
heritage for Owner
simplified excellence Affairs
and Stock and Employees
Holders.....
via Elected Union Representatives - Share Reinvestments

The Coca-Cola Company
Coca-Cola Plaza
Atlanta Georgia

to all: Douglas N. Daft
Chairman & Chief Executive Officer
Mark Preisinger Director
P.O. Box 1734
Alanta GA 30301
Rainforest US

Happy Pravers 'n Greenings

(p2 of 4) Walt Disney Home Video
Johnny Tremain

The pace of the nuclear age
is pastural.

Diane also impact
in Recovery Groups
+Advisory
MA etc

US
official Business
[redacted] Assante et al
148 West 68th St.
New York, NY 10023

Nutritionist should be on the Board and some school kids and some non-biased workers....



PAL Police Athlete League

Air
Wind
Earth

Machinery
and $ not
nourishing (enc. 3+4.)

All peoples
Have built their
Communities
to nestle with the
ground: to permit air and
earth and food

Exhibit C

2). (Persons of qualification on our boards of directors such as firemen, police officers, civil engineers, truck drivers veterans of the conflict in the 1960's called "The Viet Nam war" — ordinary persons living in a budgeted economy.... and their children

3) Reminders of such heritage as US ... cry the beloved country ... for our lost farm land, vistas and places for birds, insects and turtles to meander... The story of Johnny Tremain Paul Revere the "Boston Tea" Party of the US Rev.

4) a 1st product appeals to ordinary people and we'd like to be able to live and work in our cities. Most of the police firemen and

Exhibit D

women and office workers, etc. who lost their lives 9-11-01 in NYC could not afford to live in NYC. There's No where in the US constitution that says there's a need for extraordinary Riche persons - because that seems to mean so many other US persons become have nots....
Thanks for the companies attention.

With Season's Greetings
and All Good Wishes
for the New Year

1. Indiginous American containers for Rain Water....
2. Mats for sleeping
3. Factories without windows. using natural air and light. 4). Hydroponic growing 5.) Natural fuel
4) Diamonds-gold in ground of our Earth

to be a place for 1) leadership in solar energy, wind power; Safe driving Anti-drunk driver campaigns; using natural substances such as earthern-ware containers - non-toxic substances such as pure rain water, Beautiful nourishing Georgia soil the salt of our lakes and seas and the transport of such natural healing substances as sun soaked sands....

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming Letter dated December 14, 2001

The proposal relates to the inclusion of an individual on the board of directors.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Coca-Cola relies.

Sincerely,

Grace K. Lee
Attorney-Advisor